FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2008
29 August 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1          Press release of British Sky  Broadcasting  Group plc announcing Supplemental Indentures released on  29 August 2008

British Sky Broadcasting Group plc - Supplemental Indentures

Effective August 29
th
, 2008, Sky In-Home Service Limited, a wholly owned subsidiary of British Sky Broadcasting Group plc ("BSkyB") became a guarantor under the following indentures of BSkyB and certain of its subsidiaries:

1. Indenture dated as of September 15, 1996, by and among British Sky Broadcasting Group plc, the Guarantors named therein, and The Bank of New York Mellon, as trustee, with respect to guaranteed debt securities;

2. Indenture dated as of July 2, 1999 by and among British Sky Broadcasting Group plc, the Guarantors named therein, and The Bank of New York Mellon, as trustee, with respect to GBP100,000,000 7.75% Notes due 2009 and $650,000,000 8.20% Notes due 2009;

3. Indenture dated as of October 20, 2005, by and among BSkyB Finance UK plc, the Guarantors named therein, and The Bank of New York Mellon, as trustee, with respect to $750,000,000 5.625% Senior Unsecured Notes due 2015; $350,000,000 6.500% Senior Unsecured Notes due 2035; and GBP400,000,000 5.750% Senior Unsecured Notes due 2017; and

4. Indenture dated as of February 15, 2008, by and among British Sky Broadcasting Group plc, the Guarantors named therein, and The Bank of New York Mellon, as trustee, with respect to $750,000,000 6.10% Senior Unsecured Notes due 2018.

The addition of Sky In-Home Service Limited was effected by means of Supplemental Indentures to each of the above indentures.

Enquiries:

Dave Gormley
Company Secretary
Tel: +44 (0) 870 240 3000

29 August 2008

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 29 August 2008                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary